Exhibit 99.1

NYSE to Suspend Trading Immediately in Warrants of Cazoo Group Ltd (CZOO WS) and Commence Delisting Proceedings

NEW YORK, January 3, 2023 – The New York Stock Exchange (“NYSE”, the “Exchange”) announced today that the staff of NYSE Regulation has determined to commence proceedings to delist the warrants of Cazoo Group Ltd (the “Company”), each whole warrant exercisable for one Class A ordinary share — ticker symbol CZOO WS — from the NYSE. Trading in the Company’s warrants will be suspended immediately. Trading in the Company’s Class A ordinary shares — ticker symbol CZOO — will continue on the NYSE.

NYSE Regulation has determined that the Company’s warrants are no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the Listed Company Manual.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange. The NYSE will apply to the Securities and Exchange Commission to delist the warrants upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

Company Contact:

Investor Relations:

Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

NYSE Contact:

NYSE Communications

PublicRelations-NYSE@ice.com